

October 20, 2014

BY EMAIL

Timothy E. Wuestenhagen
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101-2098

      Re: Minnesota Life Insurance Company
              Minnesota Life Individual Variable Universal Life Account
              File. 333-198279; 811-22093

Dear Mr. Wuestenhagen:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on August 21, 2014. The registration statement received a full review. Based on our review, we have the following comments. Page numbers listed are based on the courtesy copy of the filing provided to the staff.

1. **Facing Sheet**

    Please ensure that the facing sheet will be revised to reflect the filing of a pre-effective amendment to the registration statement under the Securities Act of 1933.

2. **General Comments**

    Please confirm that all special terms have been defined in the text upon their first use or in the glossary of special terms. Confirm that all special terms appear consistently in upper case throughout the prospectus.

3. **Fee Tables**

    a. The fee tables contain significant explanatory text and footnotes which obscure the cost data. Please condense or remove lengthy narrative from the fee table so that investors are better able to ascertain the pertinent cost data.

    b. *Representative Insured.* Please use a single representative insured for all charges that are based on personal characteristics of the insured.

c. *Surrender Charges* (p. 6). Because there does not appear to be a separate surrender charge imposed under the policy, please delete this entry from the fee table. The explanatory text currently contained under the surrender charge heading may be added to the Policy Issue Charge disclosure.

d. *Fund Operating Expenses* (p. 13). Please remove or clarify the bracketed information - "[and/or service]" – in the parenthetical description of operating expenses of the funds.

e. (p. 13) The fund operating expenses table contains a reference for footnote number 3 but no corresponding footnote. Please revise accordingly.

4. **Examples**

(p. 20) Please correct the typographical error in the second full paragraph of Example 1 for Indexed Account A to read multiply instead of "multiple." Make conforming changes to Example 2 of Indexed Account A and Example 1 of Indexed Account B.

5. **Information about the Policy**

If applicable, please explain how cash value will be affected by any exchange. *See* Instruction to Item 6(b).

6. **Death Benefits and Contract Value**

Please include disclosure summarizing how deduction of policy charges affect accumulation value. *See* Item 8(b).

7. *Pro rata* **basis** (*e.g.*, p. 36**)**

On page 36 in the second example regarding fixed indexed account transfers, the registrant references transferring accumulation value on a *pro rata* basis. The term *pro rata* basis is also used later in the prospectus: *e.g.*, pages 45, 46, and 54. Please provide a plain English description of the term *pro rata* when it is first used.

Statement of Additional Information

8. **Services** (p. 2)

a. Please add disclosure concerning the basis of compensation for services for the registrant's last three fiscal years. *See* Item 17(b)(2)(c) of Form N-6.

b. Information required by Item 17(c)(1-5) of Form N-6 is not provided. Please provide disclosure concerning other service providers referenced in Item 17(c)(1-5) and/or provide a response to the staff explaining why responsive disclosure is not required.

9. **Operation of Contracts and Registrant**

   Please confirm that no disclosure is warranted in response to Item 19(c) and (d) concerning material contracts and frequent transfers of contract value.

10. **Additional Information about Charges**

    Please provide the disclosure required by Item 21(a), (b), and (d) of Form N-6 or explain why responsive disclosure is not warranted.

11. **Loans**

    Please provide the disclosure required by Item 23(a)-(e) of Form N-6 or explain why responsive disclosure is not warranted.

12. **Financial Statements, Exhibits, and Other Information**

    Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

13. **Power of Attorney**

    Please provide power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act. Each power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or b) specifically name the contract whose prospectus and/or SAI is being registered.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/
Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office